NO ACT

DC
PE
12-20-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024816

Received SEC
FEB 06 2008
Washington, DC 20549

February 6, 2008

Edna Chism
Associate General Counsel
Legal Services
Entergy Services, Inc.
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/6/2008

Re: Entergy Corporation
Incoming letter dated December 20, 2007

Dear Ms. Chism:

This is in response to your letters dated December 20, 2007 and January 22, 2008 concerning the shareholder proposal submitted to Entergy by George E. Hults, Jr. We also have received letters on the proponent's behalf dated January 5, 2008 and January 30, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Mark Brooks
Attorney At Law
521 Gallatin Road, Suite 6
Nashville, TN 37206

Entergy

Entergy Services, Inc.
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4548
Fax 504 576 4150
echism@entergy.com

Edna M. Chism
Assistant General Counsel
Legal Services

1934 Act/Rule 14a-8

December 20, 2007

Via Electronic Mail and UPS Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Entergy Corporation – Stockholder Proposal submitted by Mr. George E. Hults, Jr.

Ladies and Gentlemen:

This letter is submitted by Entergy Corporation, a Delaware corporation ("Entergy" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of Entergy's intention to exclude from its proxy materials for its 2008 Annual Meeting of Stockholders (the "Annual Meeting") a stockholder proposal (the "Proposal") submitted by Mr. George E. Hults, Jr. (the "Proponent") and received by Entergy on November 19, 2007. Entergy requests confirmation that the staff (the "Staff") of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if Entergy excludes the Proposal from its Annual Meeting proxy materials pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(10), Rule 14a-8(i)(5) and Rule 14a-8(i)(3).

The Proposal stipulates the following:

"Resolved: that the shareholders of Entergy request the Board of Directors to adopt a policy requiring the recusal of directors with health industry affiliations from any Board deliberations or decisions related to public policy issues concerning health care, including proposals for universal health insurance or similar reforms.

For purposes of this proposal, 'directors with health industry affiliations' means any Board member who is also a director, executive officer, or former executive of a company or trade association whose primary business is the health insurance, health care, or pharmaceutical industry. This policy would not apply to ordinary business matters, including the provision of employee benefits."

A copy of the Proposal, including its supporting statement, is attached to this letter as Exhibit A.

Entergy intends to file its definitive proxy materials for the Annual Meeting on or about March 14, 2008. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed, and one copy of this letter and its exhibits has been sent to the Proponent.

Discussion

I. The Proposal May Properly be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

The Company has in place a code of business conduct and ethics for directors ("Entergy Ethics Code"), attached hereto as Exhibit B. This code addresses a wide range of subjects, including conflicts of interest, corporate opportunities, confidentiality, use of company assets, fair dealing, requirement to comply with laws, rules, and regulations, and procedures to ensure compliance with the code. The code specifically prohibits a director from allowing his or her private interests to interfere with the interests of the Company as a whole. The code also requires conflicts of interests to be disclosed immediately to the Corporate Governance Committee, which will review and analyze all such disclosures. The code includes some conflicts commonly encountered by directors generally, but purposefully avoids any attempt to describe all possible conflicts of interest which could develop.

In contrast, the Proposal applies to very narrow (and unlikely) circumstances. It stipulates the mandatory recusal of directors with "health industry affiliations" from any "Board deliberations or decisions" related to "public policy issues concerning health care." This high degree of specificity is generally inconsistent with the approach of the Entergy Ethics Code, and adoption of the Proposal would necessarily require an amendment to the Entergy Ethics Code.

The Staff has a longstanding and consistent practice of upholding the exclusion of proposals relating to company ethics or conflict of interest policies on the grounds that such proposals deal with matters relating to the company's ordinary business operations and are therefore excludable under Rule 14a-8(i)(7). For example, in *Costco Wholesale Corp.* (December 11, 2003), the Staff upheld exclusion of a shareholder proposal requesting the board of directors to "develop a thorough Code of Ethics that would also address issues of bribery and corruption." The proponent of the *Costco* proposal contended that the change was desirable from a social policy standpoint in view of likely shareholder concern regarding newspaper reports suggesting potential bribery and other alleged unethical acts by officers of the company. However, the Staff agreed with Costco that the proposal was excludable "as relating to its ordinary business operations (i.e., terms of its code of ethics)." The outcome in *Costco* was in accord with a long line of decisions, including: (i) *Transamerica Corp.* (January 22, 1986) (proposal to form a special board committee to develop and promulgate a code of corporate conduct); (ii) *USX Corporation* (December 28, 1995) (proposal for the board to adopt and maintain a comprehensive Code of Ethics); (iii) *Sizeler Property Investors* (February 7, 1997) (proposal urged the board of directors to take certain steps that would eliminate possible conflict of interest); and (iv) *Niagara Mohawk Power Corporation* (February 2, 1997) (proposal attempted to remove all actual or apparent conflicts of interest by board members). In all the cases cited above, the Staff deemed that the subject matter of the proposals constituted ordinary business matters, and upheld exclusion in reliance on Rule 14a-8(i)(7), or an earlier variant of the rule. The facts of this case place it squarely under the Rule 14a-8(i)(7) exception.

Exclusion of the Proposal is consistent with the purpose of Rule 14a-8(i)(7). As explained in SEC Release No. 34-40018 (May 21, 1998), the policy underlying Rule 14a-8(i)(7) rests on two central considerations. The first is to "confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of stockholders since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." Some tasks are so fundamental to management's ability to run a company on a day-to-day basis that they are not proper subjects for shareholder proposals. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an "informed judgment."

Both considerations are of concern in this case. As demonstrated by the existence and content of Exhibit B, Entergy's Board has already studied, deliberated, and acted to preempt the risk of board actions being compromised by private interests. The effect of the Proposal, if adopted, would be to "micro-manage" Board action in this area by stipulating in advance the recusal of a director in circumstances that are both narrow and unlikely to occur. This approach is inconsistent with the course of action previously adopted by the Company Board, insofar that the existing Ethics Code specifies, "This Code does not attempt to describe all possible conflicts of interest which could develop." Exhibit B is a concise, two page document that creates a procedure and standard-based approach for dealing with potential ethical conflicts. Although several examples or types of frequently encountered ethical issues are addressed with specificity, it is evident that the Board elected not to catalog every conceivable ethical conflict or to unnecessarily limit Board discretion with respect to particular circumstances.

Like *Costco*, there are no special circumstances or social policy issues in this case that might operate to remove the Proposal from the realm of ordinary business operations. Indeed, the facts of *Costco* (in which newspaper reports suggested that company officers might have acted unethically in actual business dealings) presented a far stronger case for shareholder activism than the circumstances presented here, in which the Proponent's ultimate concern relates to future company activity (i.e., deliberation by the board of national health policies) that is unlikely to ever occur. The purpose of Rule 14a-8(i)(7) is to leave ordinary business operations in the hands of management. Entergy believes that, in accordance with the Commission's previous guidance, the Proposal may properly be excluded from the proxy materials on this ground.

II. The Proposal May Properly Be Excluded under Rule 14a-8(i)(5) Because the Proposal Is Not Relevant to the Company's Operations or Business

Rule 14a-8(i)(5) permits the exclusion of a proposal that relates to operations which (i) account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, (ii) account for less than 5 percent of its net earnings for the most recent fiscal year, (iii) account for less than 5 percent of its gross sales for its most recent fiscal year, and (iv) is not otherwise significantly related to the company's business.

The Company is a provider of electricity and natural gas and does not devote resources to formulating public positions on "public policy issues concerning health care." Moreover, it does not operate any business that provide health insurance, health care, or pharmaceutical products or services. Furthermore, the Proposal stipulates, "This policy would not apply to ordinary business matters, including the provision of employee benefits." Since the Proposal relates to operations that account for *no* part of the Company's operations, whether in reference to its assets, earnings, or sales, the Proposal fails the financial benchmarks provided by Rule 14a-8(i)(5).

A proposal may sometimes be considered "significantly related to a company's business" even if the operations related to the proposal do not exceed the economic tests. *Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 558-561 (D.C.D.C., 1985). In particular, a proposal affecting operations with a significant level of sales but below the bright-line economic thresholds may be "otherwise significantly related" to the company's business if the proposal has ethical or social significance. *Id.* at 561. However, a proposal that is "ethically significant in the abstract but [has] no meaningful relationship to the business" may be excluded. *Id.* For example, in *Eli Lilly and Company* (February 2, 2000), the Staff permitted exclusion of a proposal that directed the board to, among other things, take the socially significant action of assisting in the exposure of the "heinous act of obtaining human fetuses for research." The Staff agreed that exclusion under Rule 14a-8(i)(5) was appropriate since the act of obtaining human fetuses for research had no relationship to the company's business. Similarly, the Staff concurred with exclusion of a proposal in *Citicorp* (January 13, 1995) that would have required management to examine tobacco-related litigation to determine if Citicorp should seek compensation for its tobacco-related healthcare costs. Since Citicorp was a financial services firm, the company argued that it was not in the healthcare or tobacco businesses and that there was no identifiable nexus other than the existence of the company's own employee health plans. In concurring with exclusion, the Staff reply letter remarked, "the staff particularly notes that the amounts associated with the proposal, to seek reimbursement of healthcare costs, relate to operations which account for less than the five percent tests under rule 14a-8(c)(5) and the proposal is not otherwise significantly related to the Company's business."

As noted above, the Proponent specified that the policy would not apply to "ordinary business matters" including the provision of employee benefits. Presumably, this limitation was included in order to make it less likely that the Proposal would be excluded pursuant to Rule 14a-8(i)(7). As a result of this limitation, though, there would seem to be no conceivable manner in which this Proposal will ever be implicated at Entergy. Entergy's board has not ever engaged, and likely will never engage, in abstract discussions of national health policy. It occasionally will consider health care policy-related issues in the context of its determinations regarding benefits for employees, but the Proposal expressly states that this is not covered. Like the proposals in *Eli Lilly* and *Citicorp*, this Proposal has no meaningful relationship to the Company's business. Thus, exclusion pursuant to Rule 14a-8(i)(5) should respectfully be permitted.

III. The Proposal May Properly Be Excluded Under Rule 14a-8(i)(10) as Substantially Implemented by the Company

Under Rule 14a-8(i)(10), a proposal may be excluded if it has been "substantially implemented" by a company. The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. See, for example: *Cisco Systems, Inc.* (August 11, 2003); *The Talbots, Inc.* (April 5, 2002); and *The Gap, Inc.* (March 16, 2001).

As discussed in the previous section, the Entergy Board of Directors has already adopted a code of business conduct and ethics. The Entergy Ethics Code states, in relevant part:

> A director shall not allow his or her private interest to interfere with the interests of the Company as a whole. A "conflict of interest" occurs when a director takes actions or has interests that make it difficult to perform his or her duties as a director objectively and effectively. Conflicts of interest may also arise when a director, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position as a director of the Company. Loans to, or guarantees of the obligations of, a director, or a member of his or her family, may create conflicts of interest.
>
> Directors must avoid conflicts of interest with the Company. Any action or interest that creates, or may reasonably be expected to create, a conflict of interest with the Company must be disclosed immediately by the director to the Chair of the Corporate Governance Committee. The Corporate Governance Committee will review and analyze all such disclosures. If the Committee believes that a conflict of interest exists, the Committee Chair, in coordination with the Chairman of the Board, shall present this finding to the entire Board for appropriate action.

The objective of the Proposal is to avoid conflicts of interest by Entergy directors, and in particular, those with health care affiliations. The Entergy Ethics Code has already implemented this essential objective by creating procedures to identify, mitigate, and/or avoid all types and instances of ethical conflicts, including, but not limited to, those arising from affiliations with the health care industry.

Neither the Proposal nor its supporting statement provide any evidence or support for the proposition that the Entergy Ethics Code does not work as intended. Indeed, though the Proposal presents ample criticism of post-Government employment rules applicable to United States Representatives as they existed in 2004, it makes only a passing reference to the operation of the Entergy Ethics Code. Accordingly, exclusion of the Proposal is proper on the grounds that the Company has already substantially implemented the Proposal, as provided for by Rule 14a-8(i)(10).

IV. The Proposal May Properly Be Excluded under Rule 14a-8(i)(3) Because the Proposal and Supporting Statement, Read Together, Are Inherently Vague

Staff Legal Bulletin No. 14B (September 15, 2004) expressed the Staff's view that exclusion under Rule 14a-8(i)(3) may be appropriate if the resolution contained in the proposal is so inherently vague that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. The Staff noted that this objection may be appropriate where the proposal and the supporting statement, when read together, have this result.

In this case, if the Proposal is adopted, it will be impossible to discern the actual circumstances in which Directors must be recused from deliberations. The Proposal states that it would apply to "Board deliberations or decisions related to public policy issues concerning health care, including proposals for universal health insurance or similar reforms" and concludes by noting that it "would not apply to ordinary business matters, including the provision of employee benefits."

As discussed earlier, the Proponent presumably included this limitation in order to avoid having the Proposal fall within the "ordinary business operations" exclusion of Rule 14a-8i(7). The limitation, however, renders the Proposal meaningless. The only manner in which a proposal of this nature could have meaning would be if it applied in connection the Board's consideration of employee benefit matters. Our Board does not engage in abstract deliberations regarding national health policies. Therefore, it is not at all clear how the Proposal could apply in Entergy's context or how shareholders would view the consequences of a "yes" or "no" vote regarding the Proposal. Pursuant to the guidance by the Staff in the aforementioned Bulletin, exclusion of the Proposal is therefore warranted under Rule 14a-8(i)(3).

V. The Proposal May Properly Be Excluded under Rule 14a-8(i)(3) Because It Impermissibly Impugns the Character and Reputation of a Director

Rule 14a-8(i)(3) provides that a shareholder proposal or supporting statement may be excluded if it is "contrary to any of the Commission's proxy rules," including Rule 14a-9's prohibition on materially false and misleading statements in proxy solicitation materials. Note (b) to Rule 14a-9 states that "misleading" material includes "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

Staff Legal Bulletin No. 14B (September 15, 2004) ("the Bulletin") clarified the Staff's view regarding the application of Rule 14a-8(i)(3) in various circumstances. Section B.4 of the Bulletin listed several instances in which the Commission, going forward, would no longer uphold exclusion of language in shareholder proposals or supporting statements. However, the Bulletin expressly noted that exclusion or modification of language may still be appropriate with regard to "statements [that] directly or indirectly impugn character, integrity, or personal reputation...without factual foundation."

The fifth and sixth paragraphs of the supporting statement to the Proposal (commencing with "Indeed...") contain opinions of third parties, presented as fact, that directly impugn the character and integrity of a Company director. Moreover, the underlying subject matter of the opinions (post-Government employment rules) has no connection whatsoever to the Proposal and relate exclusively to events that took place in 2004. Since the opinions have no bearing on Entergy or the Proposal, one can only speculate at the reasons for their inclusion. Taking particular note of the irrelevance of the impugning statements, the Company believes that the Proposal, and at minimum, the fifth and sixth paragraphs of the supporting statement, may be excluded from the proxy statement pursuant to Rule 14a-8(i)(3).

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from Entergy's Annual Meeting proxy materials. If you have any questions regarding this request or desire additional information, please contact me at (504) 576-4548.

Very truly yours,

Edna M. Chism
Assistant General Counsel

Attachments
cc: Mr. George E. Hults, Jr.

EXHIBIT A

Shareholder Proposal

Resolved: that the shareholders of Entergy request the Board of Directors to adopt a policy requiring the recusal of directors with health industry affiliations from any Board deliberations or decisions related to public policy issues concerning health care, including proposals for universal health insurance or similar reforms.

For purposes of this proposal, "directors with health industry affiliations" means any Board member who is also a director, executive officer, or former executive of a company or trade association whose primary business is the health insurance, health care, or pharmaceutical industry. This policy would not apply to ordinary business matters, including the provision of employee benefits.

Supporting Statement

Access to affordable, comprehensive health care has clearly become one of the most important social policy issues facing our country today.

From a shareholder and business perspective, rapidly increasing health costs represent a significant burden for U.S. companies. The president of the Business Roundtable - which represents 160 of the country's largest companies - recently stated that 52% of his organization's members describe health costs as their biggest economic challenge. (*BusinessWeek*, 7/3/2007.)

I believe our Board of Directors should adopt public positions on this crucial issue, but I am concerned that the Company's existing director independence policies do not adequately address the potential conflicts posed by the financial and professional interests of directors with health industry affiliations.

For example, Entergy director Billy Tauzin is the CEO of Pharmaceutical Research and Manufacturers of America (PhRMA), the leading trade organization for the drug industry. He is also a member of two key Board committees - the Corporate Governance and Personnel Committees - with significant influence over Entergy's policy decisions. In my view, Mr. Tauzin's position with PhRMA represents a clear conflict of interest in any development of health care policies by our Board.

Indeed, Mr. Tauzin's ties to the pharmaceutical industry became the focus of significant public controversy during his last year as a U.S. Congressman, after reports surfaced in January 2004 that he was negotiating for the PhRMA position while he was still Chairman of the congressional committee with oversight responsibility for the industry. A *Wall Street Journal* editorial described the ensuing controversy as "one of the most unseemly special-interest spectacles that Washington . . . has witnessed in a while." (*Wall Street Journal*, 2/10/2004.)

Although Rep. Tauzin stepped down as Chairman of the House Commerce Committee in February 2004, public controversy continued when he announced in December that he would indeed assume the top PhRMA position immediately after his retirement from Congress at the end of the year. One newspaper asserted that this job swap was "perfectly legal and spectacularly ugly." (*The Tennessean*, 12/24/2004.)

I believe our Board of Directors should ensure that Entergy will avoid any similar public controversy, or even the appearance of a conflict of interest, by adopting a policy clearly requiring the recusal of any director with health care affiliations from Board deliberations on this important issue. I urge shareholders to vote for this resolution.

EXHIBIT B

ENTERGY CORPORATION
CODE OF BUSINESS CONDUCT AND ETHICS
FOR
MEMBERS OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of Entergy Corporation (the "Company") has adopted the following Code of Business Conduct and Ethics ("Code ") for directors of the Company. This Code is intended to focus the Board and each director on areas of ethical risk, provide guidance to directors to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and help foster a culture of honesty and accountability. Each director must comply with the letter and spirit of this Code.

No code or policy can anticipate every situation that may arise. Accordingly, this Code is intended to serve as a source of guiding principles for directors. Directors are encouraged to bring questions about particular circumstances that may implicate one or more of the provisions of this Code to the attention of the Chair of the Corporate Governance Committee, who may consult with inside or outside legal counsel as appropriate.

Directors who also serve as officers of the Company should read this Code in conjunction with the Company's Code of Entegrity, its Code of Ethics for Principal Executive Officer and Senior Financial Officers, and any other applicable code of conduct of the Company.

1. <u>Conflict of Interest</u>

A director shall not allow his or her private interest to interfere with the interests of the Company as a whole. A "conflict of interest" occurs when a director takes actions or has interests that make it difficult to perform his or her duties as a director objectively and effectively. Conflicts of interest may also arise when a director, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position as a director of the Company. Loans to, or guarantees of the obligations of, a director, or a member of his or her family, may create conflicts of interest.

Directors must avoid conflicts of interest with the Company. Any action or interest that creates, or may reasonably be expected to create, a conflict of interest with the Company must be disclosed immediately by the director to the Chair of the Corporate Governance Committee. The Corporate Governance Committee will review and analyze all such disclosures. If the Committee believes that a conflict of interest exists, the Committee Chair, in coordination with the Chairman of the Board, shall present this finding to the entire Board for appropriate action.

This Code does not attempt to describe all possible conflicts of interest which could develop. Some of the more common conflicts from which directors must refrain, however, are set out below.

- *Relationship of Company with third-parties.* Directors may not engage in any conduct or activities that are inconsistent with the Company's best interests or that disrupt or impair the Company's relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

- *Compensation from non-Company sources.* Directors may not accept compensation, in any form, for services performed for the Company from any source other than the Company.

- *Gifts.* Directors and members of their families may not offer, give or receive gifts from persons or entities who deal with the Company in those cases where any such gift is being made in order to influence the directors' actions as members of the Board, or where acceptance of the gifts could create the appearance of a conflict of interest.

2. Corporate Opportunities

Directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. Directors are prohibited from: (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information or the director's position; (b) using the Company's property or information, or the director's position, for personal gain; or (c) competing with the Company, directly or indirectly, for business opportunities, *provided, however*, if the Company's disinterested directors determine that the Company will not pursue an opportunity that relates to the Company's business, a director may do so.

3. Confidentiality

Directors must maintain the confidentiality of non-public information that they acquire in carrying out their duties and responsibilities, except where disclosure is approved by the Company or legally mandated. Unless otherwise directed by the Board, all Directors will refer requests for news and information about the Company to the Chairman of the Board and Chief Executive Officer, the General Counsel or a designated Company spokesperson.

4. Protection and Proper Use of Company Assets

Company assets are only to be used for legitimate business purposes. Directors must not use Company time, employees, supplies, equipment, tools, buildings or other assets for personal benefit without prior authorization from the Chairman of the Corporate Governance Committee or as part of a compensation or expense reimbursement program available to all directors.

5. Fair Dealing

Directors shall deal fairly and oversee fair dealing by employees and officers with the Company's other directors and its officers, employees, customers, suppliers and competitors. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practices.

6. Compliance with Laws, Rules and Regulations

Directors shall comply with all laws, rules and regulations applicable to the Company, including trading laws and the relevant provisions of the Company's Insider Trading Policy.

7. Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code may be made only by the Board, following a recommendation by the Corporate Governance Committee, and must be promptly disclosed to the Company's shareholders.

8. Failure to Comply; Compliance Procedures

A failure by any director to comply with the laws or regulations governing the Company's business, this Code or any other Company policy or requirement applicable to directors may result in disciplinary action, and, if warranted, legal proceedings. Directors should communicate any suspected violations of this Code promptly to the Chair of the Corporate Governance Committee. The Corporate Governance Committee, or a person or persons designated by that Committee, will investigate violations and, where necessary, make recommendations to the Board. Appropriate action will be taken in the event of any violations of this Code.

December 8, 2006

MARK BROOKS

ATTORNEY AT LAW

521 Gallatin Road, Suite 6
Nashville, Tennessee 37206

(615) 227-4350
(615) 523-2350 (fax)

Mark.Brooks@isdn.net

Of Counsel to:
Davis, Cowell & Bowe, LLP

San Francisco
Boston
District of Columbia
Las Vegas

January 5, 2008

Via Electronic Mail & UPS Overnight Delivery

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Entergy Corporation - Stockholder Proposal by Mr. George E. Hults, Jr.

Ladies and Gentlemen:

I am writing on behalf of Mr. George E. Hults, Jr., the shareholder proponent in the above matter, in response to the December 20, 2007, request by Entergy Corp. (the "Company") for a no-action determination concerning Mr. Hults' proposal (the "Proposal"). As summarized below, the Company has failed to meet its burden of demonstrating that it may omit the Proposal from its proxy statement under Rule 14a-8, and its no-action request therefore should be denied.

I. Introduction

Mr. Hults' proposal is straightforward: it requests that the Company's board of directors "adopt a policy requiring the recusal of directors with health industry affiliations from any Board deliberations or decisions related to public policy issues concerning health care, including proposals for universal health insurance or similar reforms." The Proposal specifies that "directors with health industry affiliations" would include any Board member "who is also a director, executive officer, or former executive of a company or trade association whose primary business is the health insurance, health care, or pharmaceutical industry."

The Proposal further provides that it would not apply to ordinary business matters – such as the provision of employee benefits – but instead focuses on potential conflicts of interest among Entergy directors in deliberations over the important social policy issue of health care.

Thus, the Proposal does not involve "ordinary business operations," as Entergy argues. Most fundamentally, Entergy's position ignores that the Proposal relates solely to a standard for evaluating potential conflicts of interest for *directors* – the shareholders' elected representatives

– as opposed to a routine ethics policy for management or other corporate employees. As such, the Proposal involves a corporate governance matter that is peculiarly suited for consideration by the shareholders.

In addition, the Proposal in no way is vague, misleading, or irrelevant to the Company's business, as Entergy claims, and moreover clearly has not been substantially implemented. Entergy therefore has failed to meet its burden of establishing that it may omit the Proposal.

II. The Proposal does not involve ordinary business under Rule 14a-8(i)(7)

As noted, Mr. Hults' proposal is a non-binding resolution urging the Board of Directors to adopt a standard to avoid conflicts of interest among directors in consideration of healthcare policy issues. As such, the Proposal cannot be excluded as an "ordinary business" matter.

A. Health care is an important social policy issue that transcends "ordinary business" considerations

As an initial matter, it must be noted that healthcare reform has become the most important public policy issue facing the country today. Public opinion polls by the *Wall Street Journal*/NBC News, *New York Times*, and *BusinessWeek* have all documented its significance. A Pew Research Center poll published by *BusinessWeek* in February 2007 reported that health care has surpassed the economy, unemployment, and terrorism as the top domestic concern.[1]

The rapidly escalating cost of health care has also become a critical policy issue for U.S. corporations. As the president of the Business Roundtable recently observed, "the cost of health care has put a tremendous weight on the U.S. economy." Fifty-two percent of Business Roundtable members identify health costs as their biggest economic challenge.[2]

Reflecting these concerns, the Staff has rejected claims that proposals focusing on health care as a social policy may be excluded as ordinary business under Rule 14a-8(i)(7).[3]

B. Proposals concerning conflicts of interest standards for corporate directors – as opposed to managers and other employees – are also beyond the scope of the "ordinary business" exclusion

Specifically regarding Mr. Hults' proposal, Entergy cannot credibly claim that a resolution addressing conflicts of interest for the Company's directors in deliberations on the nation's most important social policy issue is an ordinary business matter. The SEC Staff and

---

[1] "Health care reform is in the air," *BusinessWeek*, Feb. 5, 2007. The poll reported, for example, that 68% of Americans believe reducing healthcare costs should be the most important priority for the President and Congress.

[2] "One CEO's healthcare crusade," *BusinessWeek*, July 3, 2007.

[3] *Ford Motor Co.* (available March 1, 2007).

state courts have long recognized that policies governing the qualifications and responsibilities of directors, as opposed to employees, are peculiarly matters of vital concern to shareholders.

Indeed, policies governing potential conflicts of interest for corporate directors are not a function of management at all, but one for the board of directors. Since the directors are the shareholders' elected representatives, it is entirely appropriate for shareholders to evaluate proposals dealing with this fundamental corporate governance issue.

For this reason, the Staff has routinely rejected no-action requests claiming that shareholder resolutions dealing with director independence standards may be excluded as ordinary business. In *Commerce Bancorp,*[4] for example, Staff rejected a request on ordinary business grounds to omit a proposal that the compensation committee be composed entirely of independent directors. The Staff has reached the same conclusion in many similar cases.[5]

This factor clearly distinguishes Mr. Hults' resolution from the various no-action cases cited by Entergy – each of which dealt broadly with codes of corporate conduct for management and other corporate employees. Indeed, this is the central flaw in Entergy's argument.

In *Transamerica Corp.*,[6] for example, the Staff's opinion letter specifically noted that the proposal could be excluded on ordinary business grounds because it dealt with "employee, shareholder and customer relations, and the evaluation of management conduct." Each of the other cases Entergy cites also dealt with resolutions that broadly proposed corporate codes of conduct applicable to management or other employees.[7]

Mr. Hults' resolution, by contrast, deals *exclusively* with potential conflicts of interest of the directors. As noted above, director conflict policies involve a corporate governance matter

[4] *Commerce Bancorp, Inc.* (available March 15, 2002).

[5] See, e.g., *Murphy Oil Corp.* (March 10, 2002) (independence standards for directors and compensation committee); *Quality Systems, Inc.* (June 9, 1999) (independent board of directors); and *Philip Morris Companies, Inc.* (Jan. 30, 1997) (independence standards for compensation committee).

[6] *Transamerica Corp.* (available Jan. 22, 1986).

[7] For example, *Costo Wholesale Corp.* (Dec. 11, 2003) and *USX Corp.* (Dec. 28, 1995) both proposed broad codes of corporate ethics applicable to all of those companies' employees. In *Sizeler Property Investors, Inc.* (Feb. 7, 1997), the proposal recommended a change in the company's management structure and elimination of all possible conflicts of interest. The Staff's opinion letter noted the proposal dealt with "procedures and policies for awarding contracts and management of costs."

Entergy's reliance on *Niagara Mohawk Power* (Feb. 3, 1997) is confusing, since that case involved a proposal concerning officer signatures on the annual report. Entergy presumably intended to cite the earlier decision in *Niagara Mohawk Power* (Feb. 22, 1996). Even so, that resolution proposed a broad policy "for the removal of *all* conflicts of interests, actual or in appearance." The Staff specifically noted the proposal dealt with "policies with respect to *employees'* ability to serve on boards of outside organizations or hold outside employment."

None of these cases involved a conflicts of interest proposal that would apply exclusively to corporate directors.

that is an especially vital concern for shareholders. Shareholder proposals that deal exclusively with director independence and conflict of interest standards are necessarily outside the scope of the "ordinary business" exclusion.

C. SEC policies underlying the "ordinary business" exclusion do not support Entergy's argument

In its 1976 Release dealing with this subject, the Commission emphasized that the ordinary business exclusion only restricts those "proposals that deal with truly 'ordinary' business matters . . . that are mundane in nature *and* do not involve any substantial policy or other considerations. . . .'"[8]

In its 1998 Release, the Commission further clarified that two considerations are central to this exclusion. The first relates to the subject matter of the resolution, specifically that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[9] The release cited as examples the hiring, promotion, and termination of employees, decisions on production quality, or the retention of suppliers.

The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Entergy erroneously argues that both considerations support exclusion of Mr. Hults' proposal.

Most fundamentally, director independence standards involve a matter of corporate governance that is vitally important to shareholders. This can hardly be equated with "mundane" matters relegated to management, such as hiring or terminating employees or retaining suppliers.

Even if this were such a matter, moreover, both SEC Releases make clear that the exclusion does not apply where the proposal deals with "significant social policy issues" that "transcend the day-to-day business matters." As summarized above, rapidly escalating healthcare costs and proposals for healthcare reform have become among the most pressing social policy issues facing the nation and U.S. businesses today.

Indeed, the problem of conflicts of interest among corporate directors on healthcare policy – the specific subject of Mr. Hults' resolution – has itself become a significant social policy issue. As reported in the *New York Times*, for example, the AFL-CIO recently released a survey identifying 21 major non-healthcare corporations that have board members who are also executives or directors of drug or health insurance companies. Since all of these companies – like Entergy – incur major healthcare expenditures, these directors pose a concern that their

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[8] SEC Release No. 34-12999 (Nov. 22, 1976) (emphasis supplied).

[9] SEC Release No. 34-40018 (May 21, 1998).

health industry interests "might lead the big employers to make decisions favorable to the interests of pharmaceutical and health insurance companies."[10]

As summarized in Mr. Hults' supporting statement, the presence of the CEO of the leading pharmaceutical trade association on Entergy's board of directors raises similar concerns. A proposal urging a policy to exclude directors with significant health industry affiliations from Board deliberations on healthcare policy therefore raises an important social policy issue that clearly transcends ordinary business matters.[11]

Similarly, Entergy's argument that the Proposal would "micro-manage" the Company is unpersuasive. As noted, Mr. Hults' proposal merely requests the Board of Directors to adopt a policy requiring the recusal of directors with health industry affiliations from any Board deliberations on healthcare policy issues. For clarification – and to avoid claims by Entergy that the Proposal might be vague or indefinite – the Proposal also specifically defines "directors with health industry affiliations."

This hardly represents an attempt to "micro-manage" Company policy on director conflicts of interest, as suggested by Entergy. As the 1998 SEC Release makes clear, this prong of the ordinary business exclusion generally applies only to proposals involving "intricate detail," or seeking "to impose specific time-frames or methods for implementing complex policies."[12] In addition, shareholders as a group are certainly in a position to make an informed judgment on the conflict of interest policies they prefer that their elected representatives observe.

III. The Proposal is clearly relevant to the Company's business and therefore may not be excluded under Rule 14a-8(i)(5)

Entergy erroneously argues that the Proposal may be excluded as not relevant to the Company's operations under Rule 14a-8(i)(5).

This exclusion does not apply to a corporate governance proposal such as this one, however, since such matters are inherently "significantly related to the company's business," as provided in the Rule. Even if the economic tests stated in this exclusion applied to the Proposal, moreover, those tests are clearly met in this case in light of the enormous costs Entergy incurs every year for employee and retiree health care.

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[10] "Union says GM health plan misses drug savings," *New York Times* (Oct. 5, 2007).

[11] Since Entergy incurs significant expenses every year for employee and retiree health care – and therefore clearly has an important stake in the outcome of national healthcare policy – the Company is plainly wrong when it claims that the Proposal would apply only "to very narrow (and unlikely) circumstances." This erroneous Company argument is discussed in more detail in Parts III and V below.

[12] SEC Release No. 34-40018 (May 21, 1998).

A. This corporate governance resolution is "significantly related to the company's business," and therefore may not be excluded

The text of the Rule itself makes clear that this exclusion is available only if the issuer can establish that *all* of the elements specified in the Rule apply. Thus, even if a company can show that a proposal relates to operations that fall below the thresholds established under all three of the economic tests, the company nevertheless must also show that the proposal is not "otherwise significantly related to the company's business" before it may be excluded.

For this reason, corporate governance standards especially are beyond the reach of the "economic relevance" exclusion. The Commission made this clear in its 1983 Release:

> "Paragraph (c)(5) relates to proposals concerning the functioning of the economic business of an issuer *and not to such matters as shareholder's rights*, e.g., cumulative voting."[13]

The Commission's 1982 Proposing Release and the 1976 Release are even more explicit on this point:

> "Proposals dealing with cumulative voting rights or the ratification of auditors in a sense might not be economically significant to an issuer's business but they nevertheless have a significance to security holders that would preclude their being omitted under this provision. And proposals relating to ethical issues such as political contributions also may be significant to the issuer's business when viewed from a standpoint other than a purely economic one."[14]

For this reason, the Staff has rejected issuer attempts to exclude corporate governance proposals under Rule 14a-8(i)(5).[15]

In this case, Mr. Hults' proposal relates to director independence standards to be applied to Board deliberations over healthcare policy – a corporate governance issue that is beyond the scope of the "economic relevance" exclusion. In addition, the escalating cost of health care, proposals for healthcare reform, and potential conflicts of interest posed by directors with health industry affiliations are all significant public policy issues.

Thus, the Proposal is "otherwise significantly related to the company's business," and therefore may not be excluded on these grounds.

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[13] SEC Release No. 34-20091 (Aug. 16, 1983) (emphasis supplied).

[14] SEC Release No. 34-19135 (Oct. 26, 1982) [quoting SEC Release No. 34-12999 (Nov. 22, 1976)].

[15] See, *e.g., Bangor Hydro-Electric Co.* (available March 13, 2000) (corporate political contributions).

B. In any event, the Proposal clearly meets the economic tests of Rule 14a-8(i)(5) in light of the Company's significant healthcare expenditures

Even if the economic tests specified in Rule 14a-8(i)(5) applied in this case, moreover, the enormous financial stake Entergy has in healthcare policy easily meets those tests.

In this respect, Entergy erroneously argues that because the Proposal excludes ordinary business matters such as the provision of employee benefits, the Company's considerable healthcare costs are irrelevant to the Proposal. What Entergy overlooks is that, like other U.S. companies that provide employee health insurance, the Company has a huge stake in the outcome of the ongoing policy debate over rising healthcare costs and national reform proposals.

Indeed, Entergy *admits* in its SEC reports that federal legislation dealing with these issues and overall healthcare cost trends directly impact its bottom-line. For example, in its most recent 10K, Entergy reported that a single piece of legislation – the Medicare prescription drug benefit enacted by Congress in 2003 – reduced the Company's postretirement benefit costs by $29.3 million in 2006. This legislation also reduced Entergy's overall accumulated postretirement benefit obligation ("APBO") that year by $183 million.[16]

In addition, Entergy estimates that a one percentage point increase in its assumed healthcare cost trend rate would have increased its APBO in 2006 by $103 million, and that a one percentage decrease would have reduced APBO by $92 million.[17] Changes in cost trends obviously would have similar effects on healthcare costs for active employees.

Thus, it cannot be disputed that Entergy has a substantial economic stake in national healthcare policy issues. The magnitude of Entergy's healthcare costs, moreover, easily exceed the economic tests specified in Rule 14a-8(i)(5).

Although Entergy does not separately disclose total healthcare costs for active employees, the Company's reported costs for postretirement benefits provides an indication of the size of its healthcare expenditures. For example, the Company's accumulated postretirement benefit obligation in 2006 was more than $1 billion. This amounted to 90% of its net income that year, and nearly 10% of total revenues.[18]

In addition, Entergy reports that its total postretirement healthcare and life insurance benefit costs during 2006 were $90 million.[19] The Company's healthcare costs for active employees are even greater.

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[16] Entergy Form 10K, filed March 1, 2007, page 140.

[17] Entergy Form 10K, filed March 1, 2007, page 139.

[18] Entergy Form 10K, page 132.

[19] Entergy Form 10K, page 44.

According to data released by Entergy to employees at its Pilgrim nuclear plant in Massachusetts (where Mr. Hults works), Entergy paid $13,240 for medical, dental, and vision benefits for each employee at Pilgrim during 2006. Based on the 13,679 total full-time employees the Company reported in its most recent 10K, Entergy incurred an estimated $181 million in healthcare expenses for active employees that year.

Combining this amount with Entergy's reported expenditures for retirees, the Company incurred an estimated $271 million in healthcare expenses during 2006. This amounted to nearly 24% of its net earnings.

By these measures, Entergy has clearly failed to meet its burden of showing the Proposal may be excluded under Rule 14a-8(i)(5).

IV. The Proposal has not been substantially implemented within the meaning of Rule 14a-8(i)(10)

Entergy's argument that the Proposal has been "substantially implemented" by adoption of its Code of Conduct and Ethics for the Board of Directors is also misplaced.

Although it is not essential that a company must have adopted a proposal in its entirety to exclude it on this basis, the Rule requires "substantial" implementation. In this case, Entergy clearly has not implemented the Proposal in any meaningful way.

Staff determinations have generally required that issuers seeking to omit on this basis shareholder proposals dealing with corporate governance matters must establish that some specific corporate action closely tracks the actions that would be required by the proposal. This is especially true in the case of proposals dealing with board eligibility and director independence standards.

In *General Motors Corp.*,[20] for example, the proposal urged that key board committees should be comprised exclusively of independent directors. GM argued that its bylaws already required that these committees would include only independent directors, and moreover that its definition of "independence" was very similar to the one urged by the proposal. Staff denied the no-action request, presumably based on variations in the two definitions.

The Staff denied a similar request in *Quality Systems, Inc.*,[21] which also involved a shareholder proposal dealing with director independence standards. In addition, the Staff has rejected requests for no-action letters in numerous cases involving proposals urging the adoption

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[20] *General Motors Corp.* (available April 10, 2000).

[21] *Quality Systems, Inc.* (available June 9, 1999).

of human rights or workplace standards, based on minor variations between the proposals and the various codes of conduct previously adopted by the issuers.[22]

In this case, Entergy's Code of Conduct for directors falls far short of "substantially implementing" the Proposal for numerous reasons:

Absence of any provision for healthcare conflicts. Most fundamentally, the Company's code does not deal at all with the specific subject of the Proposal, namely the conflicts posed by Entergy directors with health industry affiliations. In general, the Company's code deals with the sorts of routine conflicts that are common to such policies, such as improper personal benefits, gifts, loans, or other compensation from third parties.

The Proposal, by contrast, urges that the Board adopt a specific policy dealing with the important social policy issue of healthcare conflicts of interest for Entergy directors, and further recommends an explicit definition of directors with health industry affiliations.

No clear recusal requirement. In addition, the Company's code does not require that the Board must recuse any director with health industry affiliations from health policy deliberations, in stark contrast to the Proposal. Instead, the Company's code adopts a self-policing mechanism, providing merely that "*the director* shall not allow" his or her private interests to interfere with the Company's interests. The code also assumes that a director who believes he or she has a conflict will report it to the Corporate Governance Committee, which may refer the matter to the entire Board for unspecified "appropriate action."

In contrast, Mr. Hults' proposal *places the onus on the Board* to ensure that any director with health industry affiliations must be recused from deliberations on health policy. The Proposal also requires a specific result – namely the recusal of the director – in contrast to Entergy's code, which suggests merely that the Board may take "appropriate action."

Waiver of director conflicts. Entergy's code, moreover, establishes a procedure for the Board of Directors to waive the Company's conflict of interest rules. (See Entergy Code of Business Conduct and Ethics, ¶ 7.) The Proposal, by contrast, provides no waiver or other exception of any kind to its proposed recusal of directors with healthcare conflicts.

Significantly, Entergy has disclosed no waiver for director Billy Tauzin from healthcare policy deliberations.[23] Mr. Tauzin, the CEO of the nation's top pharmaceutical trade group and a director of a Louisiana-based healthcare company, would clearly have a conflict of interest under Mr. Hults' proposal. Since Entergy has adopted no waiver for Mr. Tauzin under its existing Code of Conduct, the Company cannot claim to have implemented the Proposal.

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[22] See, e.g., *ExxonMobil Corp.* (available March 23, 2000); *Oracle Corp.* (available Aug. 15, 2000); and *Nordstrom, Inc.* (available March 31, 2000).

[23] The Company publishes any such waivers on its web site, and the only waiver reported involves director Maureen Bateman. See *http://www.entergy.com/content/investor_relations/pdfs/BoardWaiverDisclosureFINAL.pdf.*

V. The Proposal may not be excluded as inherently vague under Rule 14a-8(i)(3)

The Company also erroneously claims that the Proposal and the supporting statement, when read together, are "inherently vague" and may be excluded under Rule 14a-8(i)(3). This argument relies on a wholly misleading interpretation of the effect of the Proposal.

A casual reading reveals that both the Proposal and its supporting statement recommend a straightforward policy that directors with health industry affiliations should be recused from Board deliberations on healthcare policy issues. There is no reason to suggest that either the shareholders voting on the policy or the Company in implementing it will be unable to understand what the Proposal recommends.[24]

Entergy's argument relies on a misleading claim that, by excluding ordinary business matters such as the provision of employee benefits from the scope of the resolution, the Proposal is "rendered meaningless." This is so, Entergy claims, because the only circumstance in which the Proposal might apply would be "in connection with the Board's consideration of employee benefit matters." Nothing could be further from the truth.

The escalating cost of health care has become a social policy issue of paramount concern to U.S. corporations. Entergy spends enormous sums every year for healthcare expenses for both active employees and retirees. Indeed, as noted above, the Company has acknowledged that both healthcare cost trends and national legislation dealing with healthcare issues directly impact its bottom-line. Entergy and its shareholders therefore clearly have a stake in the ongoing national debate over healthcare costs and national healthcare reform proposals.

As the supporting statement makes clear, Mr. Hults urges Entergy's board to adopt a policy on this vital issue. He is concerned, however, that any policy adopted by the Board should be considered solely in terms of the best interests of the Company and its shareholders, without any influence from the outside interests of directors with ties to the health industry.

Entergy is also plainly wrong, moreover, when it claims that the Board of Directors "does not engage in abstract deliberations" over policy issues, such as national health policy. For example, the Company's 2006 Sustainability Report – prominently featured on Entergy's web site – provides that the Company "aspires to break the cycle of poverty for our customers and contribute to a society that is healthy, educated, and productive." The report further states that Entergy "strives to contribute to the eradication of poverty in our utility service territories."[25]

Similarly, the Company's Environmental Vision Statement, adopted by the Board of Directors in 2002, commits Entergy to "develop and conduct our business in a responsible

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[24] See Staff Legal Bulletin 14B (Sept. 15, 2004).

[25] Available at *http://www.entergy.com/content/our_community/pdfs/sustainability_report_06.pdf.*

manner that is environmentally, socially and economically sustainable." The Company's annual report to shareholders reports similar corporate aspirations.[26]

These are laudable corporate goals that presumably have been duly considered by the Board of Directors. The fact that the Board might not have adopted a more specific position on healthcare policy does not mean that it will never do so. Indeed, shareholders should fairly expect the Board to adopt such policies, in light of the Company's related corporate aspirations and the financial stake Entergy and its shareholders have in this issue.

Thus, the unambiguous purpose of the Proposal is to urge that Board deliberations on healthcare policy should be free of the potentially improper influence of directors with health industry affiliations. There is nothing vague or indefinite about the Proposal, and Entergy has failed to meet its burden of demonstrating that it may be omitted under Rule 14a-8(i)(3).

VI. The supporting statement does not impugn the integrity of any Entergy director, and therefore is not false or misleading under Rule 14a-8(i)(3)

The Company also asserts that two paragraphs in the supporting statement concerning Entergy director and former Louisiana Congressman Billy Tauzin are "false and misleading" under Rule 14a-9, and therefore may be omitted under Rule 14a-8(i)(3). Entergy fails, however, to point to a single passage that is either false or misleading. In this respect, the Company completely overlooks SEC policy that a shareholder proposal or supporting statement that it is alleged to "directly or indirectly impugn character, integrity, or personal reputation" of a director may be excluded on that basis only if it does so "without factual foundation."[27]

Thus, it is beyond dispute that Representative Tauzin's ties to the pharmaceutical industry "became the focus of significant public controversy during his last year as a U.S. Congressman," as the supporting statement relates. This is because Rep. Tauzin *admitted* that he had conducted negotiations with the Pharmaceutical Research and Manufacturers Association of America (PhRMA) for that organization's top job while he was still the Chairman of the House committee with oversight over the pharmaceutical industry.[28]

It is also a fact that this controversy continued unabated when Rep. Tauzin announced in December 2004 that he would indeed retire from Congress and would immediately assume the

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[26] See Entergy 2006 Annual Report, at page 8, available at *http://www.entergy.com/content/investor_relations/html/2006_ar/aspire_fin_soc.html.*

[27] See Staff Legal Bulletin 14B (Sept. 15, 2004).

[28] "Tauzin halts job talks with drug group," *Times-Picayune* (New Orleans) (Feb. 27, 2004) (citing statement released by Rep. Tauzin spokesman). See also "Tauzin drops talks for lobbying job, cites ethics flap," *The* (Baton Rouge) *Advocate* (Feb. 27, 2004); "Tauzin's lobbyist bid ends," *Los Angeles Times* (Feb. 27, 2004); "Tauzin puts end to job negotiations," Associated Press (Feb. 27, 2004).

top position at PhRMA. News media across the country reported these facts.[29] In addition, numerous newspaper editorials – in Rep. Tauzin's home district, throughout the country, and across the political spectrum – roundly condemned the obvious conflict of interest.[30]

These facts, moreover, are clearly germane to Mr. Hults' proposal. As the supporting statement also points out, it is in the best interests of both the Company and its shareholders to avoid any similar public controversy, or indeed even the appearance of a conflict of interest in deliberations by the Board of Directors.

Public controversy, such as the one that has already enveloped one Entergy director over healthcare conflicts of interest, can significantly affect a Company's reputation,[31] and may also negatively impact shareholder value. The two paragraphs concerning the controversy over Rep. Tauzin's ties to PhRMA are therefore entirely appropriate arguments that highlight the desirability of adopting Mr. Hults' proposal.

The public controversy prompted by Rep. Tauzin's ties to the pharmaceutical industry is of particular concern to Entergy shareholders, moreover, because of his membership on two Board committees with significant influence over healthcare policy issues. In particular, Mr.

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[29] For a small sampling of the newspaper articles reporting the Tauzin controversy, see "Tauzin switches sides from drug overseer to lobbyist," *USA Today* (Dec. 15, 2004); "La. lawmaker in ethics storm," *The Philadelphia Inquirer* (Feb. 8, 2004); "Lawmaker's plans to lobby raises issue of crossing line," *New York Times* (Feb. 7, 2004); "Tauzin resigning Energy position," *Times-Picayune* (Feb. 4, 2004); "Tauzin's job stirs ethics debate," *The* (Baton Rouge) *Advocate* (Dec. 19, 2004); "House's author of drug benefit joins lobbyists," *New York Times* (Dec. 16, 2004); "Tauzin to head drug lobby," *Times-Picayune* (Dec. 16, 2004); and "Tauzin is named top lobbyist for pharmaceuticals industry," *Wall Street Journal* (Dec. 16, 2004).

[30] "Tauzin faces leaving marred image behind," *Daily Advertiser* (Lafayette, La.) (Feb. 11, 2004); "Tauzin job choice an embarrassment," *The* (Shreveport) *Times* (Dec. 20, 2004); "Tauzin's career choice too cozy," *The* (Shreveport) *Times* (Feb. 5, 2004); "As term ends, Tauzin dodges spotlight," *Times-Picayune* (Feb. 19, 2004); "Lobbyist offer makes jaws drop," *Los Angeles Times* (Feb. 9, 2004); "Lawmaker cashes in on Capitol Hill clout," *San Antonio Express-News* (Feb. 9, 2004); "Washington will be better off with Rep. Tauzin gone from power," *Orlando Sentinel* (Feb. 6, 2004); "Tauzin's move shows contempt for public interest," *The Miami Herald* (Dec. 20, 2004); "The K Street Shuffle," *St. Louis Post-Dispatch* (Feb. 15, 2004); "Billy Tauzin – Capitol Hill's million dollar man," *Lewiston* (Idaho) *Morning Tribune* (Dec. 27, 2004); "Public Service?" *U.S. News & World Report* (Feb. 16, 2004); "Billy Tauzin's windfall," *The Providence Journal* (Feb. 14, 2004); "Selfless lawmakers may be tarnished by Tauzin action," *Wall Street Journal* (Feb. 10, 2004); "Rep. Tauzin's reward," *Press & Sun-Bulletin* (Binghamton, N.Y.) (Feb. 5, 2004); "Medicare Part D – the product of a broken process," *New England Journal of Medicine* (June 1, 2006); "The glint of the revolving door," *New York Times* (Feb. 5, 2004); "Cheers to health, one man's wealth," *The Kansas City Star* (Dec. 26, 2004); "D.C.'s revolving door swings wide for Tauzin," *The* (Nashville) *Tennessean* (Dec. 24, 2004); "Hiring well-connected ex-congressman won't re-establish trust," *Houston Chronicle* (Dec. 21, 2004); "Revolving Door," *The Columbus Dispatch* (Feb. 12, 2004); "Insider's drug benefit," *Palm Beach Post* (Dec. 18, 2004); "The eternally swinging door," UPI (Dec. 16, 2004); "Washington's revolving door," *The Oregonian* (Feb. 17, 2004); "Washington's revolving door," *The Ledger* (Lakeland, Fla.) (Dec. 20, 2004).

[31] This is apparent, for example, by the prominent *New York Times* article that highlighted the potential conflicts of interest of two GM directors with health industry affiliations. "Union says GM health plan misses drug savings," *New York Times* (Oct. 5, 2007). By contrast, the sheer number of negative media reports concerning Rep. Tauzin's healthcare conflicts of interest has been far higher – a matter of legitimate concern to Entergy shareholders.

Tauzin is a member of the Corporate Governance Committee, which specifically includes in its charter the responsibility to "review and counsel management concerning governmental, regulatory and public relations matters."[32]

The Company's objections are precisely the kinds of arguments that Staff has made clear are inappropriate for no-action requests under Rule 14a-8(i)(3). At best, Entergy objects to assertions that are neither false nor misleading, but might be interpreted by shareholders in a manner unfavorable to the Company, or that could be countered or disputed with other facts.[33]

As Staff Legal Bulletin No. 14B emphasizes, however, these are the sorts of arguments that Entergy could appropriately include in a statement in opposition to the Proposal in the proxy. The Company's claims, however, provide no basis for requiring that fair arguments made by a proponent in support of his proposal may be omitted from the proxy altogether.

Thus, Entergy has failed to meet its burden of "demonstrating objectively that the proposal or statement is *materially* false or misleading," as is required to exclude or modify a supporting statement on these grounds.[34]

VII. Conclusion

For the foregoing reasons, the Staff should decline the Company's request for a no-action determination in this matter. Please let me know if you require additional information concerning Mr. Hults' position.

Sincerely,

Mark Brooks

Mark Brooks

cc (w/enc): George E. Hults, Jr.
Edna M. Chism, Assistant General Counsel, Entergy Corp.

[32] Mr. Tauzin is also a member of the Personnel Committee, which includes in its responsibilities the authority to administer all "employee benefit plans, programs and arrangements."

[33] Staff Legal Bulletin No. 14B (Sept. 15, 2004).

[34] See Staff Legal Bulletin 14B (emphasis in original). In the event Staff concurs with the Company that any passage in the supporting statement is materially misleading, however, Mr. Hults has no objection to modifying the statement accordingly.

Entergy

Entergy Services, Inc.
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4548
Fax 504 576 4150
echism@entergy.com

Edna M. Chism
Assistant General Counsel
Legal Services

1934 Act/Rule 14a-8

January 22, 2008

Via Electronic Mail and Hand Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Entergy Corporation – Stockholder Proposal submitted by Mr. George E. Hults, Jr.

Ladies and Gentlemen:

This letter supplements the no-action request filed on December 20, 2007 (the "Exclusion Notice"), in which we notified the staff of the Division of Corporation Finance (the "Staff") that Entergy Corporation ("Entergy" or the "Company") intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal (the "Proposal") received from Mr. George E. Hults, Jr. (the "Proponent").

We address below certain points raised by Mark Brooks, Esq. in a letter dated January 5, 2008, which we received on January 7, 2008, relating to the Proposal.

As drafted, the Proposal is Irrelevant to the Company and Therefore Excludable Pursuant to Rule 14a-8(i)(5)

The Proposal expressly states that the policy it advocates "would not apply to ordinary business matters, including the provision of employee benefits." Presumably this carve-out was included in an attempt to avoid the application of Rule 14a-8(i)(7) to the Proposal. Unfortunately for the Proponent, however, the application of this carve-out renders the Proposal utterly irrelevant to the Company. The only context in which the Company's Board considers health care issues is in connection with the "provision of employee benefits." Mr. Brooks cites from the Company's Annual Report on Form 10-K to show the cost to the company of providing health care. These costs all relate, however, to the "provision of employee benefits," a subject to which the Proposal, by its own terms, expressly does not relate. After applying the carve-out, the only application of the Proposal is to abstract considerations of national health care policies.

As noted in the Exclusion Notice, however, the Entergy Board does not engage and does not intend to engage in such activities.[1]

The Proposal May Be Excluded under Rule 14a-8(i)(10)

Mr. Brooks' letter agrees that "it is not essential that a company must have adopted a proposal in its entirety" to justify exclusion under Rule 14a-8(i)(10). The standard, rather, is that a company must have accomplished the proposal's "essential objectives." See *Cisco Systems, Inc.* (August 11, 2003); *The Talbots, Inc.* (April 5, 2002); and *The Gap, Inc.* (March 16, 2001). The Company code of business conduct and ethics for directors ("Entergy Ethics Code") is sufficiently robust to accomplish the "essential objectives" of the Proposal. The procedures are effectively designed to identify and avoid all types and instances of ethical conflicts, including those relating to health care. Neither the Proponent nor Mr. Brooks has cited any example in which the Entergy Ethics Code has not been effective in achieving its purpose.[2]

The Proposal May Be Excluded under Rule 14a-8(i)(7)

In the case of *Federated Department Stores Co.* (February 26, 2007), the proponent requested that the company issue a report "on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce." Similar to this Proposal, the *Federated Department Stores Co.* proposal included a carve-out for "specific benefit offerings." Despite the proponent's portrayal of health care as an "important social policy", the Staff upheld the proposal's exclusion in *Federated Department Stores Co.* as a matter of ordinary business operations. The Staff upheld exclusion of this same proposal in at least three other cases: *Target Corp.* (February 27, 2007), *3M* (February 20, 2007), and *Kohl's* (January 8, 2007). Therefore, the different outcome in *Ford Motor Co.* (February 28, 2007), which involved the same proposal and was cited by Mr. Brooks, was apparently due to circumstances unique to that company.[3] As *Target Corp.*, *Federated Department Stores Co.*, *3M*, and *Kohl's* make clear, the established position of the Staff is that the national discussion relating to health care costs does not raise an issue that "transcends ordinary business operations." To the extent that the only possible relevance of the Proposal to Entergy is in connection with the discussion of employee benefit issues (health care costs), the Proposal is excludable under Rule 14a-8(i)(7).

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[1] Reliance on *Bangor Hydro-Electric Co.* (March 13, 2000) by the Proponent is inapposite, in that the Bangor Hydro-Electric Co. disclosed a finite (i.e., nonzero) level of corporate contributions that was held to be "significant" by the Staff even though it did not exceed the financial benchmarks of Rule 14a-8(i)(5). In this case, we note that the Entergy Board engages in *no* national health care policy discussions (except as they may arise in the context of employee benefit matters).

[2] The letter by Mr. Brooks argued that the absence of any waiver on file for any director proved that the Company has not implemented the Proposal. On the contrary, the absence of such a waiver is attributable to the utter irrelevance of the Proposal to Entergy.

[3] Mr. Brooks actually cited *Ford Motor Co.* (March 1, 2007), but that case related to a shareholder proposal requesting that the company prepare a report explaining how the company would respond to the California Global Warming Solutions Act of 2006. We proceed on the assumption that Mr. Brooks intended to cite *Ford Motor Co.* (February 28, 2007).

Furthermore, to the extent that the Proposal is viewed as relating to the Company's conflict of interest policies, rather than health care costs, this also is a matter of ordinary business operations. The effect of the Proposal would be to request the Company to make a technical change to the Entergy Ethics Code, precisely the type of "micro-management" that is excludable under Rule 14a-8(i)(7). The Entergy Ethics Code already includes standards and procedures relating to possible director conflicts of interest. The Proposal would amend those standards and procedures to provide a specific rule in the context of matters relating to Board deliberations relating to "public policy issues concerning health care." As noted in the Exclusion Notice, the Staff has frequently permitted the exclusion of proposals relating to the terms of an issuer's code of ethics. See, e.g., *Costco Wholesale Corp.* (December 11, 2003). Contrary to Mr. Brooks' suggestion, the Staff has not excepted the ethical practices of directors in this line of letters. In this regard, the Proposal is categorically different from the line of cases cited by Mr. Brooks relating to board composition (e.g., requesting independent directors).

Based on the foregoing and the other arguments included in the Exclusion Notice, we respectfully request your concurrence that the Proposal may be excluded from Entergy's Annual Meeting proxy materials. If you have any questions regarding this request or desire additional information, please contact me at (504) 576-4548.

Very truly yours,

/s/ Edna Chism
Associate General Counsel

Attachments

cc: Mr. George E. Hults, Jr.
Mark Brooks, Esq.

MARK BROOKS
ATTORNEY AT LAW

521 Gallatin Road, Suite 6
Nashville, Tennessee 37206
(615) 227-4350
(615) 523-2350 (fax)

Mark.Brooks@isdn.net

Of Counsel to:
Davis, Cowell & Bowe, LLP
San Francisco
Boston
District of Columbia
Las Vegas

January 30, 2008

Via Electronic Mail & UPS Overnight Delivery

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Entergy Corporation - Stockholder Proposal by Mr. George E. Hults, Jr.

Ladies and Gentlemen:

I am writing on behalf of Mr. George Hults, the shareholder proponent in this matter, in response to certain arguments raised in the supplemental letter filed by Entergy Corp. on January 22, 2008. The additional arguments raised by Entergy are without merit, and its no-action request therefore should be declined.

There is no basis to exclude the Proposal as "economically irrelevant" under Rule 14a-8(i)(5)

The Company continues to press its misplaced claim that the Proposal may be excluded as economically "irrelevant" to Entergy's business under Rule 14a-8(i)(5). The short answer to this argument is that the SEC has made clear in three different releases that this exclusion *does not apply* to corporate governance proposals such as the one involved here. As the Commission stated in its 1983 Release:

> "Paragraph (c)(5) relates to proposals concerning the functioning of the economic business of an issuer *and not to such matters as shareholder's rights*, e.g., cumulative voting."[1]

The 1982 Proposing Release and the 1976 Release also make this explicitly clear.[2]

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[1] SEC Release No. 34-20091 (Aug. 16, 1983) (emphasis supplied).

[2] See SEC Release Nos. 34-19135 (Oct. 26, 1982) and 34-12999 (Nov. 22, 1976).

As summarized in Mr. Hults' earlier correspondence, the Proposal urges the Company's board of directors to adopt a policy requiring the recusal of directors with health industry affiliations from deliberations over healthcare policy matters. The Proposal also urges a specific definition for "directors with health industry affiliations," and therefore the circumstances under which such directors would be required to be recused. The Proposal therefore clearly deals with a corporate governance matter that is beyond the scope of the "economic irrelevance" exclusion.

The Company also reiterates its misplaced argument that the Proposal is irrelevant to the Company's business because the Proposal by its terms "would not apply to ordinary business matters, including the provision of employee benefits." The Company's position ignores the critical distinction between Board discussions involving overall healthcare policy matters, as opposed to more routine matters, such as the various details of employee health benefit plans.

The obvious import of the Proposal is to urge recusal of any directors with health industry affiliations from Board deliberations or decisions over healthcare policy issues. As summarized in Mr. Hults' previous letter, both the Company and its shareholders have an enormous financial interest in such matters.

The Proposal is not concerned, however, with Board discussions involving routine employee benefit matters, such as particular insurance carriers or the specific kinds or levels of benefits the Company might offer under its healthcare plans. It is in this sense that the Proposal is not involved in the minutia concerning the "provision of employee benefits."

The Company's claim that its Board "does not intend" to engage in deliberations over healthcare policy is also beside the point. Mr. Hults' supporting statement urges that the Board *should* adopt positions on this vital public policy issue – as numerous other U.S. companies have done – but that the Board's deliberations should be free from the improper influences of directors with health industry affiliations.

In addition, as summarized in Mr. Hults' previous letter, Entergy's Board has in fact engaged in deliberations over related national, regional, and corporate policy matters, including various health, environmental, and economic policies.

Finally, it is not at all clear how an attorney reporting to management can commit for the Company's Board of Directors that the Board will never engage in deliberations over healthcare policy issues. It is the role of the Board, of course, and not management, to determine its agenda and the scope of its oversight responsibilities. Under Rule 14a-8, shareholders are clearly entitled to propose a resolution urging that, should the Board undertake such deliberations in the future, directors with health industry affiliations should be recused from those discussions.

The Proposal has not been substantially implemented under Rule 14a-8(i)(10)

Entergy cites three no-action letters for its proposition that the standard for determining whether a proposal has been "substantially implemented" is that the company "must have accomplished the proposal's 'essential objectives.'" Mr. Hults notes only that, while none of the cases cited by the Company adopted the standard Entergy claims, the Company's argument is unpersuasive in any event.[3]

In its 1983 Release, the Commission emphasized that while a proposal need not have been "fully effected" to be excluded on these grounds, the issuer nevertheless must have "substantially implemented" the proposal.[4] In the 1982 Proposing Release, the Commission explained that this interpretive change was designed merely to provide that a proposal might be considered moot where the company has taken "most but not all of the actions requested," but has not necessarily "fully effectuated" the proposal.[5]

As summarized in Mr. Hults' previous letter, Entergy's code of business conduct for directors accomplishes *none* of the objectives of his proposal. In particular, the Company's code of business conduct – unlike Mr. Hults' proposal – does not specifically deal with the conflicts of interest posed by directors with health industry affiliations, and does not even require the recusal of directors holding such affiliations from any healthcare policy deliberations.

In addition, Entergy's code places the responsibility on individual directors to self-report perceived conflicts of interest, unlike Mr. Hults' proposal, which squarely places the responsibility on the Board to recuse directors with healthcare conflicts. Finally, Entergy's code includes a "waiver" provision that potentially renders the entire code of conduct meaningless. Mr. Hults' proposal, by contrast, contains no waiver.

Thus, it cannot be said that Entergy has substantially implemented the Proposal.

The Proposal does not relate to "ordinary business operations" and therefore may not be excluded under Rule 14a-8(i)(7)

As noted above and in Mr. Hults' previous letter, the Proposal involves a corporate governance matter that is peculiarly suitable for consideration by shareholders. As such, the Proposal does not involve "ordinary business operations," and may not be excluded on that basis.

In its most recent letter, Entergy makes an untenable argument that there is a "categorical difference" between proposals recommending independence standards for directors – which have routinely been held by the Staff not to involve "ordinary business" – and a proposal urging a conflict of interest standard (and recusal requirement) for Board deliberations over healthcare

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[3] There is no indication that Staff adopted the asserted "essential objectives" standard in any of the cases cited by Entergy, and indeed only one of those companies even used that phrase in its no-action request. See *The Talbots, Inc.* (April 5, 2002). In any event, as summarized above, Entergy's code of business conduct clearly does not accomplish *any* of the objectives of Mr. Hults' proposal.

[4] SEC Release No. 34-20091 (Aug. 16, 1983).

[5] SEC Proposing Release No. 34-19135 (Oct. 14, 1982). In 1997, moreover, the Commission emphasized that "in order to have been 'substantially implemented,' the company must have actually taken steps to implement the proposal." Proposing Release No. 34-39093 (Sept. 18, 1997).

policy matters. This argument is clearly unpersuasive, since both kinds of proposals involve corporate governance policies concerning the qualifications and independence of directors.

The Company also erroneously argues that the no-action letters it cites make no distinction between proposals involving ethical standards for directors, as opposed to those for managers or other employees. The cases, however, clearly make this distinction. In *Niagara Mohawk*, for example, Staff specifically noted that the proposal dealt with "policies with respect to *employees'* ability to serve on boards of outside organizations or hold outside employment."

Similarly, the determination in *Sizeler Property Investors* noted that the proposal dealt with "procedures and policies for awarding contracts and management of costs" – clearly ordinary business matters within the province of management, not directors. A close reading of the other cases cited by Entergy, moreover, reveals that each of those proposals dealt broadly with corporate ethics policies that would apply to all employees, and not only to directors.

This is a critical distinction, since a proposal urging a conflict of interest standard for directors – the shareholders' elected representatives – clearly involves a matter of vital concern to the shareholders. By its very nature, a corporate governance proposal such as Mr. Hults' does not involve the sort of "mundane" business matter that is reserved exclusively to management.

For these reasons, as well as the reasons summarized in Mr. Hults' previous letter, the Staff should decline the Company's request for a no-action determination in this matter. Please let me know if you have any questions concerning Mr. Hults' position.

Sincerely,

Mark Brooks

Mark Brooks

cc (w/enc): George E. Hults, Jr.
Edna M. Chism, Assistant General Counsel, Entergy Corp.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 6, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Entergy Corporation
Incoming letter dated December 20, 2007

The proposal requests that the board of directors adopt a policy requiring the recusal of directors with health industry affiliations from any board deliberations or decisions related to public policy issues concerning health care.

There appears to be some basis for your view that Entergy may exclude the proposal under rule 14a-8(i)(7), as relating to Entergy's ordinary business operations (i.e., terms of its conflicts of interest policy). Accordingly, we will not recommend enforcement action to the Commission if Entergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Entergy relies.

Sincerely,

Craig Slivka
Attorney-Adviser

END